Exhibit 99.1

PRESS RELEASE

Magic Software Reports Second Quarter 2022 Financial Results with Record Second Quarter Revenues of $137 Million, Reflecting a 15% Year Over Year Growth

Operating income for the second quarter increased by 16% year over year to a record second quarter result of $14.7 million; Non-GAAP operating income for the second quarter increased by 10% year over year to a record second quarter result of $17.6 million

Or Yehuda, Israel, August 11, 2022 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the second quarter ended June 30, 2022.

Summary Results for the Second Quarter 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q2 2022	Q2 2021	% Change		Q2 2022	Q2 2021	% Change
Revenues	$137.0	$119.2	15.0%		$137.0	$119.2	15.0%
Gross Profit	$36.6	$32.8	11.6%		$38.2	$34.4	10.8%
Gross Margin	26.7%	27.5%	(80	)bps	27.9%	28.9%	(100	)bps
Operating Income	$14.7	$12.7	16.1%		$17.6	$15.9	10.3%
Operating Margin	10.8%	10.7%	10	bps	12.8%	13.4%	(60	)bps
Net Income (*)	$9.5	$7.8	21.9%		$11.6	$11.3	2.8%
Diluted EPS	$0.16	$0.16	0.0%		$0.24	$0.23	4.3%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Second Quarter Ended June 30, 2022

●	Revenues for the second quarter of 2022 increased by 15.0% to a record second quarter result of $137.0 million, compared to $119.2 million in the same period of the previous year. On a constant currency basis, revenues for the second quarter of 2022 increased by 17.4% compared to the same period of the previous year, with 89% of the growth organic.

●	Operating income for the second quarter of 2022 increased by 16.1% to a record second quarter result of $14.7 million, compared to $12.7 million in the same period of the previous year.

●	Non-GAAP operating income for the second quarter of 2022 increased by 10.3% to a record second quarter of $17.6 million, compared to $15.9 million in the same period of the previous year. On a constant currency basis, Non-GAAP operating income for the second quarter of 2022 increased by 14.5% compared to the same period of the previous year, with 67% of the growth organic.

●	Net income attributable to Magic Software’s shareholders for the second quarter of 2022 increased by 21.9% to $9.5 million, or $0.16 per fully diluted share, compared to $7.8 million, or $0.16 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the second quarter of 2022 increased by 2.8% to $11.6 million, or $0.24 per fully diluted share, compared to $11.3 million, or $0.23 per fully diluted share, in the same period of the previous year.

Summary Results for First Half 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	H1 2022	H1 2021	% Change		H1 2022	H1 2021	% Change
Revenues	$275.7	$226.5	21.7%		$275.7	$226.5	21.7%
Gross Profit	$74.2	$63.0	17.7%		$77.1	$66.2	16.5%
Gross Margin	26.9%	27.8%	(90	)bps	28.0%	29.2%	(120	)bps
Operating Income	$30.7	$24.9	23.2%		$36.5	$30.9	18.0%
Operating Margin	11.1%	11.0%	10	bps	13.2%	13.6%	(40	)bps
Net Income (*)	$19.1	$15.3	24.7%		$24.6	$21.6	13.7%
Diluted EPS	$0.36	$0.31	16.1%		$0.50	$0.44	13.6%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Half Ended June 30, 2022

●	Revenues for the first half ended June 30, 2022 increased by 21.7% to $275.7 million compared to $226.5 million in the same period last year. On a constant currency basis, revenues for the first half period ended June 30, 2022, increased by 22.8% compared to the same period of the previous year, with 78% of the growth organic.

●	Operating income for the first half ended June 30, 2022 increased by 23.2% to $30.7 million compared to $24.9 million in the same period last year.

●	Non-GAAP operating income for the first half ended June 30, 2022, increased by 18.0% to $36.5 million compared to $30.9 million in the same period last year.

●	Net income attributable to Magic Software’s shareholders for the first half ended June 30, 2022 increased by 24.7% to $19.1 million, or $0.36 per fully diluted share, compared to $15.3 million, or $0.31 per fully diluted share, in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first half ended June 30, 2022 increased by 13.7% to $24.6 million, or $0.50 per fully diluted share, compared to $21.6 million, or $0.44 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first half ended June 30, 2022 amounted to $15.7 million compared to $28.0 million in the same period last year. Cash flow from operating activities excluding the impact of payments of deferred and contingent consideration related to acquisitions amounted to $19.4 million for the first half ended June 30, 2022.

●	As of June 30, 2022, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $93.9 million.

●	Magic Software has increased its 2022 annual revenue guidance for the second time this year to a range of $545 to $555 million, up from its prior range of $540 to $550 million, which now reflects an annual growth of 13.5% to 14.5%.

Declaration of Dividend for the First Half of 2022

●	In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 29.0 cents per share and in an aggregate amount of approximately $14.3 million, reflecting approximately 75% of its distributable profits for the first half of 2022.

●	The dividend is payable on September 13, 2022, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 30, 2022.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market

Guy Bernstein, Chief Executive Officer of Magic Software, said: ” I am very proud that the momentum we saw coming out of 2021 has continued throughout the first half of 2022 as the growing need of enterprises and organizations worldwide to leverage digital technologies and cloud-based platforms is creating high demand for our innovative software solutions and services which together with the outstanding execution by our teams led to another quarter of strong performance recorded across our business. We continue to invest organically and inorganically in our service lines and are excited about the innovative capabilities we are building to drive continued long term profitable growth and shareholder value.”

“Today’s dividend distribution announcement marks Magic Software’s 10th year anniversary of its semi-annual dividend distribution policy, adopted on September 5th, 2012. During these past 10 years Magic Software has distributed a cumulative amount of over $132 million to its shareholders.”

Conference Call Details

Magic Software’s management will host a conference call on Thursday, August 11, 2022 at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-744-5399

UK: 0-800-917-5108

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2021, which filed on May 12, 2022, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenues	$136,978	$119,155	$275,683	$226,453
Cost of Revenues	100,385	86,351	201,512	163,460
Gross profit	36,593	32,804	74,171	62,993
Research and development, net	2,596	2,363	4,935	4,559
Selling, marketing and general and administrative expenses	19,687	17,729	38,667	33,514
Increase (decrease) in valuation of contingent consideration related to acquisitions	(423)	18	(106)	18
Total operating costs and expenses	21,860	20,110	43,496	38,091
Operating income	14,733	12,694	30,675	24,902
Financial expenses, net	(219)	(1,304)	(1,791)	(2,450)
Income before taxes on income	14,514	11,390	28,884	22,452
Taxes on income	3,625	2,304	6,831	4,574
Net income	$10,889	$9,086	$22,053	$17,878
Net income attributable to redeemable non-controlling interests	(786)	(830)	(1,739)	(1,561)
Net income attributable to non-controlling interests	(616)	(476)	(1,209)	(994)
Net income attributable to Magic's shareholders	$9,487	$7,780	$19,105	$15,323

Net earnings per share attributable to Magic's shareholders :
Net Income attributable to Magic Shareholder's	9,487	7,780	19,105	15,323
Accretion of redeemable non-controlling interests	(1,487)	-	(1,487)	-
Net Income attributable to Magic Shareholder's after accretion of redeemable non-controlling interests	$8,000	$7,780	$17,618	$15,323

Weighted average number of shares used in computing net earnings per share

Basic	49,093	49,055	49,085	49,045
Diluted	49,123	49,091	49,130	49,086

Basic and diluted earnings per share attributable to Magic's shareholders	$0.16	$0.16	$0.36	$0.31

Net earnings per share attributable to Magic's shareholders :
excluding of accretion of redeemable non-controlling interest
Basic	$0.16	$0.16	$0.36	$0.31
Diluted	$0.16	$0.16	$0.36	$0.31

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited

GAAP gross profit	$36,593	$32,804	$74,171	$62,993
Amortization of capitalized software and acquired technology	1,118	1,481	2,256	2,850
Amortization of other intangible assets	464	155	666	310
Non-GAAP gross profit	$38,175	$34,440	$77,093	$66,153

GAAP operating income	$14,733	$12,694	$30,675	$24,902
Gross profit adjustments	1,582	1,636	2,922	3,160
Amortization of other intangible assets	2,280	1,723	4,382	3,303
Increase in valuation of contingent consideration related to acquisitions	(423)	18	(106)	18
Capitalization of software development	(734)	(798)	(1,605)	(1,622)
Costs related to acquisitions	49	482	59	487
Stock-based compensation	70	156	140	647
Non-GAAP operating income	$17,557	$15,911	$36,467	$30,895

GAAP net income attributable to Magic's shareholders	$9,487	$7,780	$19,105	$15,323
Operating income adjustments	2,824	3,217	5,792	5,993
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(168)	(168)	(320)	(333)
Changes in unsettled fair value of contingent consideration related to acquisitions	(122)	731	722	1,168
Deferred taxes on the above items	(372)	(234)	(743)	(557)
Non-GAAP net income attributable to Magic's shareholders	$11,649	$11,326	$24,556	$21,594

Non-GAAP basic net earnings per share	$0.24	$0.23	$0.50	$0.44
Weighted average number of shares used in computing basic net earnings per share	49,093	49,055	49,085	49,045

Non-GAAP diluted net earnings per share	$0.24	$0.23	$0.50	$0.44
Weighted average number of shares used in computing diluted net earnings per share	49,138	49,135	49,146	49,135

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2022		2021		2022		2021
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$136,978	100%	$119,155	100%	$275,683	100%	$226,453	100%
Gross profit	38,175	27.9%	34,440	28.9%	77,093	28.0%	66,153	29.2%
Operating income	17,557	12.8%	15,911	13.4%	36,467	13.2%	30,895	13.6%
Net income attributable to Magic's shareholders	11,649	8.5%	11,326	9.5%	24,556	8.9%	21,594	9.5%

Basic earnings per share	$0.24		$0.23		$0.50		$0.44
Diluted earnings per share	$0.24		$0.23		$0.50		$0.44

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,253	$88,090
Short-term bank deposits	3,021	5,586
Marketable securities	1,049	1,142
Trade receivables, net	143,350	142,071
Other accounts receivable and prepaid expenses	11,124	9,890
Total current assets	246,797	246,779

LONG-TERM ASSETS:
Severance pay fund	1,520	3,646
Deferred tax assets	2,445	8,091
Operating lease right-of-use assets	24,104	24,299
Other long-term receivables	4,347	3,384
Other long-term deposits	1,586	1,781
Property and equipment, net	6,836	5,872
Identifiable intangible assets and goodwill, net	206,811	198,193
Total long-term assets	247,649	245,266

TOTAL ASSETS	$494,446	$492,045

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$19,701	$17,032
Trade payables	22,986	24,711
Accrued expenses and other accounts payable	41,165	45,173
Current maturities of operating lease liabilities	3,463	3,943
Liabilities due to acquisition activities	6,163	6,635
Deferred revenues and customer advances	13,223	10,771
Total current liabilities	106,701	108,265

LONG-TERM LIABILITIES:
Long-term debt	36,778	20,155
Deferred tax liability	13,017	18,112
Long-term operating lease liabilities	21,165	20,970
Long-term liabilities due to acquisition activities	18,564	13,892
Accrued severance pay	2,383	4,551
Total long-term liabilities	91,907	77,680

REDEEMABLE NON-CONTROLLING INTERESTS	28,367	30,432

EQUITY:
Magic Software Enterprises equity	257,250	265,248
Non-controlling interests	10,221	10,420
Total equity	267,471	275,668

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$494,446	$492,045

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$22,053	$17,878
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,337	6,995
Stock-based compensation	140	647
Change in deferred taxes, net	(1,163)	(591)
Amortization of marketable securities premium and accretion of discount	93	28
Net change in operating assets and liabilities:
Trade receivables, net	(5,011)	(6,542)
Other long-term and short-term accounts receivable and prepaid expenses	(2,411)	422
Trade payables	(4,164)	4,189
Exchange rate of loans	(1,210)	(210)
Accrued expenses and other accounts payable	(1,991)	1,364
Payments of deferred and contingent consideration related to acquisitions	(3,748)	-
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	1,662	-
Deferred revenues	3,075	3,861
Net cash provided by operating activities	15,662	28,041

Cash flows from investing activities:

Capitalized software development costs	(1,605)	(1,622)
Purchase of property and equipment	(2,206)	(688)
Cash paid in conjunction with acquisitions, net of acquired cash	(12,289)	(6,831)
Purchase of intangible asset	(219)	-
Proceeds from (Investment in) short-term bank deposits	2,565	(7)
Net cash used in investing activities	(13,754)	(9,148)

Cash flows from financing activities:

Payments of deferred and contingent consideration related to acquisitions	(4,616)	(4,694)
Dividend paid	(10,604)	(10,300)
Dividend paid to non-controlling interests	(188)	(778)
Dividend paid to redeemable non-controlling interests	(1,900)	(607)
Short-term and long-term loans received	26501	15,368
Repayment of short-term and long-term loans	(4,841)	(2,985)
Net cash provided by (used in) financing activities	4,352	(3,996)

Effect of exchange rate changes on cash and cash equivalents	(6,097)	(250)

Increase in cash and cash equivalents	163	14,647
Cash and cash equivalents at the beginning of the period	88,090	88,127
Cash and cash equivalents at end of the period	$88,253	$102,774